Stuart Fine
                                  Phone: (908) 469-1788
                                  Email:
                                  stuart@carpedminc.com


        Dynasil Announces First Quarter 2010 Results

WEST BERLIN, N.J. - February 16, 2010 - Dynasil Corporation of America (OTCBB: DYSL.OB), ("Dynasil" or the "Company"), a rapidly growing manufacturer of specialized instruments and products with applications in the homeland security/defense, medical and industrial sectors, today announced the results of operations for the first quarter of Fiscal Year 2010 ending December 31, 2009.

Revenues for the quarter ended December 31, 2009 increased by 13.3% to $9.9 million compared to revenues of $8.8 million for the quarter ended December 31, 2008. Income from Operations for the quarter increased by 63% to $1,071,836 compared to $657,370 for the quarter ended December 31, 2008. Net income for the quarter was $613,769 or $0.04 per share, an increase of 73% compared to $355,639 or $0.02 per share, for the quarter ended December 31, 2008. These gains in profitability were spurred primarily by an increased demand for our products and services, which generated a 13.3% revenue increase, as well as improved profitability in the Products and Instruments businesses. Management has now essentially completed integration of the RMD acquisition and continues commercializing its promising innovations. Overall, Dynasil's contract research segment continued to grow as interest in RMD's extensive research capabilities increased. In addition, the Company continued revenue improvements in the Products and Instruments segment and more than doubled its operating margin as a percentage of revenues.

"We are pleased that we were able to continue our five year revenue and profitability track record," said Craig T. Dunham, President and CEO. "The cost and efficiency improvements completed over the last year have paid off in increased profitability for our Products and Instruments segment. As we look toward future growth, commercializing RMD's new technologies for Homeland Security's detection of nuclear materials is our top priority. We believe that our current level of profitability will allow us to be more aggressive in developing the opportunities that result from RMD's dynamic research results. We expect our revenues to continue to exceed prior year periods as we carry on our strategy of significant and profitable growth through organic development, commercialization of our broad research portfolio, complementary acquisitions, and increasing operating efficiencies."

About Dynasil: Founded in 1960, Dynasil is a manufacturer of specialized instruments and products for a broad range of applications markets in the medical, industrial and homeland security/ defense sectors. Its wholly owned subsidiaries are located in New Jersey, New York and Massachusetts.

This news release may contain forward-looking statements usually containing the words "believe," "expect," "plan", "target", "intend" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-KSB and in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.

Dynasil Corporation of America and
Subsidiaries
Consolidated Balance Sheets
                                                December 31      September 30
                                                   2009              2009
                                                 -----------     -----------
                 ASSETS
                                            (Unaudited)
Current assets
   Cash and cash equivalents                      $2,212,093      $3,104,778
   Accounts receivable, net                        5,626,191       4,053,742
   Inventories                                     2,162,265       2,371,516
   Deferred tax asset                                290,100         290,100
   Other current assets                              326,990         306,848
                                                 -----------     -----------
      Total current assets                        10,617,639      10,126,984

Property, plant and equipment, net                 2,676,642       2,744,724
Other Assets
   Intangibles, net                                7,098,230       7,232,035
   Goodwill                                       11,054,396      11,054,396
   Deferred financing costs, net                      60,490          64,637
                                                 -----------     -----------
      Total other assets                          18,213,116      18,351,068
                                                 -----------     -----------
      Total Assets                               $31,507,397     $31,222,776
                                                 ===========     ===========

  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
    Current portion of long-term debt              1,775,585      1,749,524
    Note payable to related party                  2,000,000            -0-
    Accounts payable                                 880,472        773,837
    Billings in excess of cost                       480,548         60,448
    Income taxes payable                             153,564        507,122
    Dividends payable                                131,400        149,150
    Accrued expenses and other current             1,291,324      1,111,342
        liabilities
                                                 -----------     -----------
      Total current liabilities                    6,712,893      4,351,423

Long-term Liabilities
    Long-term debt, net                            5,634,703      6,386,796
    Note payable to related party                        -0-      2,000,000
                                                 -----------     -----------
      Total long-term liabilities                  5,634,703      8,386,796

Stockholders' Equity                              19,159,801     18,484,557
                                                 -----------     -----------
Total Liabilities and Stockholders'              $31,507,397    $31,222,776
 Equity
                                                 ===========     ===========

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

                              Three Months Ended
                                  December 31
                               2009       2008

Revenues                    $9,936,767 $8,767,275

Cost of Revenues             6,051,951  5,527,568
                             ---------  ---------
Gross Profit                 3,884,816  3,239,707

Selling, general and         2,812,908  2,582,337
administrative
                             ---------  ---------
Income from Operations       1,071,836    657,370

Interest expense - net         162,441    186,797
                             ---------  ---------
Income before Income Taxes     909,395    470,573

Income Tax expense             295,626    114,934
                             ---------  ---------
Net Income                    $613,769   $355,639
                             =========  =========
Net Income per share
   Basic                        $0.04     $0.02
   Diluted                      $0.04     $0.02
Weighted average shares
outstanding                  11,791,820  11,349,404
     Diluted                 11,968,319  12,328,159